UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INDEPENDENT BANK CORPORATION

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Shares with an Exercise Price Greater than $10.00 per Share

(Title of Class of Securities)

453838104

(CUSIP Number of Class of Securities (Underlying Common Shares))

Independent Bank Corporation

230 West Main Street

Ionia, Michigan 48846

(616) 527-9450

Attention: Robert N. Shuster

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael G. Wooldridge

Varnum LLP

333 Bridge Street, P.O. Box 352

Grand Rapids, Michigan 49501-0352

(616) 336-6000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$49,614.00	$3.56

(1)

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase shares of the Issuer’s common shares that may be eligible for exchange in the offer will be tendered for new options and cancelled pursuant to this offer. These options have a value of $49,614 calculated using the Black-Scholes option pricing method.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Form or Registration No.: Not applicable.
Filing Party: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet

The information set forth under Section A (“Summary Term Sheet—Questions and Answers”) in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 1, 2010, attached hereto as Exhibit (a)(1) (the “Offer to Exchange”), is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The issuer is Independent Bank Corporation, a Michigan corporation (the “Company”). The Company’s principal executive offices are located at 230 West Main Street, Ionia, Michigan 48846, and the telephone number of its principal executive offices is (616) 527-9450.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common shares that have an exercise price that is greater than $10.00 per share, do not expire within 12 months from the date the new options are granted, and are outstanding and held by an Eligible Employee (as defined in the Offer to Exchange) as of the start date of the program and at the time the new options are granted (the “Eligible Options”), for new options (the “New Options”). The Eligible Options were previously granted under the Independent Bank Corporation Long-Term Incentive Plan (the "LTIP") and the Independent Bank Corporation Employee Stock Option Plan, as amended.  Each New Option will be issued under the LTIP.  As of February 1, 2010, options to purchase approximately 547,138 of the Company’s common shares were eligible for exchange in the exchange offer. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(2).

The information set forth in the Offer to Exchange under Section A (“Summary Term Sheet—Questions and Answers”), Section B (“Risks of Participating in the Offer”), Section C.1 (“General; Eligibility; Offer Expiration Time”), Section C.2 (“Source and Amount of Consideration; Terms of New Options”), Section C.6 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section C.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section C.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under Section C.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule B (“Information Concerning the Named Executive Officers and Directors of Independent Bank Corporation”) is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth under Item 2(b) above and in the Offer to Exchange under Section A (“Summary Term Sheet—Questions and Answers”), Section B (“Risks of Participating in the Offer”), Section C.1 (“General; Eligibility; Offer Expiration Time”), Section C.2 (“Source and Amount of Consideration; Terms of New Options”), Section C.3 (“Purpose”), Section C.4 (“Procedures for Tendering Eligible Options”), Section C.5 (“Withdrawal Rights and Change of Elections”), Section C.6 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section C.7 (“Extension of Offer; Termination; Amendment”), Section C.8 (“Material U.S. Federal Income Tax Consequences”), Section C.9 (“Conditions to Completion of the Offer”), Section C.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section C.13 (“Legal Matters; Regulatory Approvals”) and Section C.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

 (b) Purchases. Members of the Company’s Board of Directors and its executive officers named in the compensation tables included in the last proxy statement that the Company filed with the SEC (the “Named Executive Officers”) are not eligible to participate in the exchange offer. Executive officers who are not Named Executive Officers are eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section A (“Summary Term Sheet—Questions and Answers”) and Section C.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section C.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), Section C.16 (“Information Concerning Independent Bank Corporation”) and Section C.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The LTIP and the related forms of New Option agreements attached hereto as Exhibits (d)(1) and (d)(2) respectively also contain information regarding the Company’s securities.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offer to Exchange under Section C.3 (“Purpose”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section A (“Summary Term Sheet—Questions and Answers”), Section C.3 (“Purpose”) and Section C.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Section C.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) Source of Funds . The information set forth in the Offer to Exchange under Section C.2 (“Source and Amount of Consideration; Terms of New Options”), Section C.14 (“Fees and Expenses”) and Section C.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section C.9 (“Conditions to Completion of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds . Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section C.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule B (“Information Concerning the Named Executive Officers and Directors of Independent Bank Corporation”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section C.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

Item 10.	Financial Statements

(a) Financial Information. The information set forth in Item 8. Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is incorporated herein by reference. The financial information contained in the Offer to Exchange under Section C.18 (“Additional Information”) and Section C.19 (“Financial Information”) is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section B (“Risks of Participating in the Offer”), Section C.8 (“Material U.S. Federal Income Tax Consequences”), Section C.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section C.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits

Exhibit No.	Description
(a)(1)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.
(a)(2)	Form of Election Form/Notice of Withdrawal
(a)(3)	Form of Communication to Eligible Employees Confirming Election to Participate
(a)(4)	Form of Communication to Eligible Employees Confirming Election to Withdraw
(b)	Not applicable.
(d)(1)

Independent Bank Corporation Long-Term Incentive Plan, as amended through April 26, 2005 (incorporated herein by reference to Exhibit 10 to our report on Form 10-K for the year ended December 31, 2005).

(d)(2)	Form of Independent Bank Corporation Nonqualified Stock Option Agreement.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Independent Bank Corporation

By:	/s/ Robert N. Shuster
Name:	Robert N. Shuster
Title:	Executive Vice President and Chief Financial Officer

Date: March 1, 2010